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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69179

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BIG SKY ENERGY CAPITAL, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4801 BONITA BAY BLVD
(No. and Street)

BONITA SPRINGS	FL	34134
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

JUDITH BECK	612-232-6167	jbeck@bigskyenergyadvisors.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

JENNIFER WRAY CPA PLLC
(Name – if individual, state last, first, and middle name)

800 BONAVENTURE WAY, SUITE 168	SUGAR LAND	TEXAS	77479
(Address)	(City)	(State)	(Zip Code)

11/30/2016	6328
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JUDITH BECK, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BIG SKY ENERGY CAPITAL, LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

RICHARD E DAHN JR
Notary Public-State of Florida
Commission # GG 322173
My Commission Expires
April 26, 2023

[signature] 1/12/2023
Notary Public

Signature: [signature]

Title:
PRINCIPAL FINANCIAL OFFICER

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Big Sky Energy Capital, LLC
(A Limited Liability Company)

Report Pursuant to Rule 17a-5 (d)
Financial Statements
December 31, 2022

TABLE OF CONTENTS

Jennifer Wray CPA PLLC

800 Bonaventure Way. Suite 168. Sugar Land, TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the members of
Big Sky Energy Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Big Sky Energy Capital, LLC as of December 31, 2022, the related statements of income, changes in member's equity, and cash flows for the year ended December 31, 2022, and the related notes and schedules. In our opinion, the financial statements present fairly, in all material respects, the financial position of Big Sky Energy Capital, LLC as of December 31, 2022 and the results of its operations and its cash flows for the year ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Big Sky Energy Capital, LLC's management. Our responsibility is to express an opinion on Big Sky Energy Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Big Sky Energy Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I, II & III have been subjected to audit procedures performed in conjunction with the audit of Big Sky Energy Capital, LLC's financial statements. The supplemental information is the responsibility of Big Sky Energy Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC

We have served as Big Sky Energy Capital, LLC's auditor since 2020.

Sugar Land, Texas

January 19, 2023

Big Sky Energy Capital, LLC
Statement of Financial Condition
December 31, 2022

Assets

Cash	$	12,085
Deposits and retainers		75
Prepaid expenses		2,887
Total assets	$	15,047

Liabilities and Members' Equity

Liabilities		
Total liabilities	$	0
Commitments and contingencies		
Members' equity		
Members' equity		15,047
Total members' equity		15,047
Total liabilities and members' equity	$	15,047

The accompanying notes are an integral part of these financial statements.

Big Sky Energy Capital, LLC
Statement of Income
For the Year Ended December 31, 2022

Revenues		
Fee income	$	0
Interest income		1
Total revenues		1
Expenses		
Advertising and marketing		900
Computer and internet		3,900
Insurance		6,005
Office supplies and expense		3,000
Professional fees		5,000
Regulatory		2,780
Telephone		900
Travel and meals		2,100
Other operating expenses		193
Total expenses		24,778
Net loss	$	(24,777)

The accompanying notes are an integral part of these financial statements.

Big Sky Energy Capital, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2022

	Members' Equity
Balance at December 31, 2021	$ 14,824
Members' contributions	25,000
Net loss	(24,777)
Balance at December 31, 2022	$ 15,047

The accompanying notes are an integral part of these financial statements.

Big Sky Energy Capital, LLC
Statement of Cash Flows
For the Year Ended December 31, 2022

Cash flow from operating activities:		
Net loss		$ (24,777)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Prepaid Expenses	$ (40)	
Deposits and retainers	(2,144)	
Total adjustments		(2,184)
Net cash provided by (used in) operating activities		(26,961)
Net cash provided by (used in) investing activities		-
Cash flow from financing activities:		
Capital contributions	25,000	
Net cash provided by (used in) financing activities		25,000
Net increase (decrease) in cash		(1,961)
Cash at beginning of year		14,046
Cash at end of year		$ 12,085

Supplemental disclosure of cash flow information:

Cash paid during the year for:	
Interest	$0
Income taxes	$0

Big Sky Energy Capital, LLC
Notes to Financial Statements
December 31, 2022

Note 1: NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Big Sky Energy Capital, LLC (the "Company") was organized in the State of Florida on August 15, 2012. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer that provides several classes of services, including advising on and/or facilitating the sale of oil and gas interests, private placement of securities (with an emphasis on the oil and gas industry), and merger & acquisition advisory services.

Big Sky Energy Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). The Company doesn't claim an exemption from SEC Rule 15c3-3. The Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

Summary of Significant Accounting Policies

Use of estimates – The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash – The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses on such accounts and believes it is not exposed to any significant credit risk on cash.

Accounts receivable – Accounts receivable are stated at face amount, less any allowance for bad debts.

Note 1: NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition – The Company earns revenue through retainer fees, success fees, consulting services and client reimbursed expenses.

Retainer fees – For most engagements, clients pay non-refundable retainer fees upon engaging the Company. Retainer fees are considered earned when billed, which corresponds with the short-term nature of the Company's associated performance obligations.

Consulting fees – The Company bills and recognizes revenues for consulting services periodically as the services are performed, in accordance with the terms of its agreement with the client.

Success fees – Success fees are owed to the Company on completion of a transaction. Success fees are recognized when the transaction is closed, the Company's performance obligations are completed, and collection is determined probable.

Client reimbursed expenses – The Company recognizes reimbursable expenses and the related reimbursement in the period in which they are incurred; these expenses are billed periodically in accordance with the terms of the agreement with the client.

Income taxes – The Company is not a taxpaying entity for federal and state income tax purposes. Each member's allocable share of the Company's taxable income or loss is taxed on the member's income tax returns. No provision or liability for federal or state income taxes has been included in these financial statements.

Note 2: ACCOUNTS RECEIVABLE

At December 31, 2022, the Company had no outstanding accounts receivable.

Note 3: RELATED PARTY TRANSACTIONS

During the year ended December 31, 2022, the Company utilized office space and furnishings provided by its two officers at no cost. The Company shared this space and certain other general and administrative expenses with Big Sky Energy Advisors, LLC ("BSEA"), a company under common ownership. The parties had in place an expense sharing agreement whereby phone, computer/internet, CRM, insurance, marketing, office supplies and travel expenses were shared based on actual and estimated costs. The Company paid $16,200 to BSEA under this arrangement for the year ended December 31, 2022.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 4: COMMITMENTS AND CONTINGENCIES

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2022 or during the year then ended.

Note 5: SUBSEQUENT EVENTS

The Company has evaluated events and transactions subsequent to the Statement of Financial Condition date for matters requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 7: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2022, the Company had net capital of $12,085, which was $7,085 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness ($0) to net capital was not applicable since the Company had no aggregate indebtedness, which is less than the 15 to 1 maximum allowed.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's unaudited December 31, 2022 FOCUS filing.

Note 8: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), all tax effects of the Company's income or loss are passed through to the members. Therefore, no provision or liability for Federal or State Income Taxes is included in these financial statements.

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the Company is no longer subject to examination of federal returns filed more than three years prior to the date of these

financial statements. The statute of limitations for state purposes is generally three years but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2022, the IRS has not proposed any adjustment to the Company's tax position.

Note 9: GOING CONCERN

As needed, the Company's officers contribute capital to fund Company operations and maintain compliance with net capital requirements.

Big Sky Energy Capital, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to SEA Rule 15c3-1
As of December 31, 2022

Computation of net capital		
Members' equity	$ 15,047	
Total members' equity		$ 15,047
Less: Non-allowable assets		
Deposits and retainers	75	
Prepaid expenses	2,887	
Total non-allowable assets		(2,962)
Net capital		12,085
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 0	
Minimum dollar net capital required	5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 7,085

Ratio of aggregate indebtedness to net capital: N/A – aggregate indebtedness is $0

There were no material differences between the net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 Part IIA report dated December 31, 2022.

See report of independent registered public accounting firm.

Big Sky Energy Capital, LLC
Schedule II – Computation for Determining Reserve Requirements Pursuant to SEA Rule 15c3-3
As of December 31, 2022

A computation of reserve requirements is not applicable to Big Sky Energy Capital, LLC as the Company qualifies for exemption under Rule 15c3-3.

See report of independent registered public accounting firm.

Big Sky Energy Capital, LLC

Schedule III – Information Relating to Possession or Control Requirements Pursuant to SEA Rule 15c3-3

As of December 31, 2022

Information relating to possession or control requirements is not applicable to Big Sky Energy Capital, LLC as the Company qualifies for exemption under Rule 15c3-3.

See report of independent registered public accounting firm.

Jennifer Wray CPA PLLC

800 Bonaventure Way. Suite168. Sugar Land, TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Big Sky Energy Capital LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which The Company state that The Company is filing this Exemption Report relying on Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F. R. §240.17a-5 because the Company limits it business activities exclusively to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services; and during the report period the firm (a) did not directly or indirectly receive, hold and or otherwise owe funds or securities for to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (b)did not carry accounts of or for customers; and (c) did not carry PAB account (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. Big Sky Energy Capital LLC's management is responsible for compliance with Footnote 74.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Big Sky Energy Capital LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Rule 15c3-3 under the Securities Exchange Act of 1934.

Jennifer Wray CPA PLLC

Sugar Land, Texas.

January 19, 2023

BIG SKY ENERGY CAPITAL LLC
INVESTMENT BANKING

Exemption Report

December 31, 2022

Big Sky Energy Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.1503-3, and

2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

Big Sky Energy Capital, LLC

I, Judith Beck, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Principal Financial Officer